UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AVOLON HOLDINGS LIMITED

(Ticker: AVOL / Cusip: G52237107)

(Name of Subject Company (Issuer))

GLOBAL AVIATION LEASING CO., LTD.,

an indirect wholly-owned subsidiary of

BOHAI LEASING CO., LTD.

(Names of Filing Persons (Offerors))

Common Shares, Par Value $0.000004 Per Share

(Title of Class of Securities)

Global Aviation Leasing Co., Ltd.

c/o Corporate Secretary,

HNA Plaza, 20/F, 26 Xiaoyun Road

Chaoyang District, Beijing

The People’s Republic of China 100125

Telephone: +1-86-10-5758-3682

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Pran Jha

Ted Kamman

Sidley Austin LLP

One South Dearborn

Chicago, IL 60603

Telephone: (312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$428,628,772.00	$49,806.66

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 16,485,722 common shares of Avolon Holdings Limited, par value $0.000004 per common share, which represents 20.0% of 82,428,607 shares outstanding as of July 1, 2015 (based on information provided by Avolon Holdings Limited) at a purchase price of $26.00 in cash per share.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $49,806.66	Filing Party: Global Aviation Leasing Co., Ltd. and Bohai Leasing Co., Ltd.
Form or Registration No.: SCH TO-T	Date Filed: July 31, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (together with the exhibits thereto, and as amended or supplemented from time to time, the “Schedule TO”) filed by Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”) and an indirect wholly-owned subsidiary of Bohai Leasing Co., Ltd., a limited company existing under the laws of the People’s Republic of China (“Parent”). The Schedule TO relates to the offer by Offeror to purchase a number of common shares, par value $0.000004 per share (“Shares”), of Avolon Holdings Limited, a Cayman Islands exempted company (the “Company”), equal to 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of the Offer (as defined below), rounded up to the nearest whole Share, for $26.00 per Share, in cash, without interest thereon, less any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 31, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal to tender Shares (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Offer to Purchase.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a) The following is hereby added to the text of Items 1 through 9 and 11 of the Schedule TO:

“On August 13, 2015, we announced that the Offer has been extended to midnight, New York City time, at the end of the day on September 18, 2015, unless further extended. The full text of a press release issued by us announcing the extension to the Offer is filed as Exhibit (a)(1)(I) hereto and is incorporated herein by reference. If so requested by the Company at any time prior to September 18, 2015, Offeror will further extend the Expiration Time of the Offer to midnight at the end of the day that is not less than five and no more than thirty Business Days after September 18, 2015.”

(b) The definition of “Outside Date” appearing in “Section 1—Terms of the Offer; Expiration; Proration” and “Section 13—Transaction Agreements—Investment Agreement—Termination” of the Offer to Purchase is hereby amended to be “30 business days after September 18, 2015”, and the references to September 14, 2015 in “Section 13—Transaction Agreements—Investment Agreement—Conditions Timing and Amendments” and “—No Solicitation Provisions” are hereby amended to be references to “November 2, 2015”.

(c) “Section 11—Background of the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following at the end thereof:

“On August 12, 2015, the Company, Offeror and Parent executed an amendment to the Investment Agreement (“Amendment No. 1 to the Investment Agreement”), the Company, Offeror and Citibank, N.A., as escrow agent, executed an amendment to the Deposit Escrow Agreement and Offeror delivered the Additional Deposit (as defined below) to the escrow agent to hold in accordance with the Investment Agreement and the Deposit Escrow Agreement.”

(d) “Section 13—Transaction Agreements—Investment Agreement” of the Offer to Purchase is hereby amended and supplemented by adding the following at the end thereof:

“Pursuant to Amendment No. 1 to the Investment Agreement, the $8 million termination fee payable by the Company to Offeror in the circumstances described above was increased to $16 million.”

(e) The first sentence of “Section 13—Transaction Agreements—Deposit Escrow” of the Offer to Purchase is hereby amended and restated as follows:

“In accordance with the Investment Agreement, on July 22, 2015, Parent, on behalf of Offeror, delivered to the Escrow Agent $25,000,000 (the “Deposit”), and in accordance with Amendment No. 1 to the Investment Agreement, on August 12, 2015, Parent, on behalf of Offeror, delivered to the Escrow Agent $50,000,000 (the “Additional Deposit” and, together with the Deposit, the “Aggregate Deposit”), in each case to be held in accordance with the Investment Agreement and the Deposit Escrow Agreement.

The Company will be entitled to receive the $75.0 million Aggregate Deposit (i) if the Company terminates the Exclusivity Agreement due to a material breach thereof by Parent, (ii) if, at or prior to the end of the Exclusivity Period, the Company confirms in writing that it and the Sponsors are each willing and able to enter into definitive agreements in respect of the Transaction on terms previously accepted by the parties and Parent is unwilling to do so, (iii) if, prior to the termination of the Exclusivity Period, Parent fails to deliver an equity commitment in form and substance reasonably satisfactory to the Company with respect to Parent’s equity financing in an aggregate amount, when taken together with any third party debt financing and any debt or equity financing from HNA Group Co., Ltd., sufficient to fund the purchase price for the transaction and all related costs and expenses, or (iv) if Parent fails to deliver prior to expiration of the Exclusivity Period a fully executed full and unconditional guarantee from HNA Group Co., Ltd. of Parent’s obligations under the merger agreement in respect of the Transaction in form and substance reasonably satisfactory to the Company. In all other circumstances following the termination of the Exclusivity Agreement, $50.0 million of the aggregate $75.0 million deposit will be returned to Parent and the $25 million balance shall continue to be held pursuant to the terms of the Deposit Escrow Agreement and the Investment Agreement.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit	Description

(a)(1)(I)	Press Release dated August 13, 2015.

(d)(D)	Amendment No. 1 to Investment and Tender Offer Agreement, dated as of August 12, 2015, by and among Avolon Holdings Limited, Bohai Leasing Co., Ltd. and Global Aviation Leasing Co., Ltd.

(d)(E)	Amended and Restated Deposit Escrow Agreement, by and among the Company, Offeror, Hong Kong Bohai Leasing Asset Management Corp., Ltd., and Citibank, N.A., dated as of August 12, 2015.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GLOBAL AVIATION LEASING CO., LTD.

By:	/s/ Jin Chuan
Name:	Jin Chuan
Title:	Director

BOHAI LEASING CO., LTD.

By:	/s/ Jin Chuan
Name:	Jin Chuan
Title:	Vice Chairman

Date: August 13, 2015

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated July 31, 2015.

(a)(1)(B)	Form Letter of Transmittal to Tender Common Shares.

(a)(1)(C)	Form Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement dated July 31, 2015, published in Investor’s Business Daily.

(a)(1)(F)	Joint Press Release dated July 14, 2015.

(a)(1)(G)	Deposit Escrow Agreement, by and among the Company, Offeror, Hong Kong Bohai Leasing Asset Management Corp., Ltd., and Citibank, N.A., dated as of July 22, 2015.

(a)(1)(H)	Press Release dated August 10, 2015.

(a)(1)(I)*	Press Release dated August 13, 2015.

(d)(A)	Investment and Tender Offer Agreement, dated as of July 14, 2015, by and among Avolon Holdings Limited, Bohai Leasing Co., Ltd. and Global Aviation Leasing Co., Ltd.

(d)(B)	Agreement to Tender, dated as of July 14, 2015, by and among Global Aviation Leasing Co., Ltd. and certain shareholders of Avolon Holdings Limited party thereto.

(d)(C)	Form of Amended and Restated Shareholders’ Agreement of Avolon Holdings Limited

(d)(D)*	Amendment No. 1 to Investment and Tender Offer Agreement, dated as of August 12, 2015, by and among Avolon Holdings Limited, Bohai Leasing Co., Ltd. and Global Aviation Leasing Co., Ltd.

(d)(E)*	Amended and Restated Deposit Escrow Agreement, by and among the Company, Offeror, Hong Kong Bohai Leasing Asset Management Corp., Ltd., and Citibank, N.A., dated as of August 12, 2015.

*	Filed herewith

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